Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2023
Key Information	Year Ended 31 March
	FY 2023 US$M	FY 2022 US$M	Movement
Net Sales From Ordinary Activities	3,777.1	3,614.7	Up	4%
Profit From Ordinary Activities After Tax Attributable to Shareholders	512.0	459.1	Up	12%
Net Profit Attributable to Shareholders	512.0	459.1	Up	12%
Net Tangible Assets per Ordinary Share	US$2.85	US$2.18	Up	31%

Dividend Information
•On 8 November 2022, the Company announced the replacement of ordinary dividends with a share buyback program
•The FY2022 second half ordinary dividend ("FY2022 second half dividend") of US30.0 cents per security was paid to CUFS holders on 29 July 2022.

Movements in Controlled Entities during the full year Ended 31 March 2023
The following entity was created: James Hardie Fiber Cement Europe GmbH (29 June 2022).

The following entity was renamed: Fermacell B.V. to James Hardie Netherlands B.V. (16 March 2023).

The following entities were dissolved: SNC Parc 3 (30 June 2022) and James Hardie France SAS (1 July 2022).

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Audit
The results and information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the Fourth Quarter and Year Ended 31 March 2023

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2023 Annual Report which can be found on the company website at https://ir.jameshardie.com.au/financial-information/financial-results.